Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843

  Corrected Transcript

26-Aug-2014

Burger King Worldwide, Inc. (BKW)

Tim Hortons Inc and Burger King Worldwide Inc Merger Call

Total Pages: 22
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 Fact Set CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

CORPORATE PARTICIPANTS

Scott Bonikowsky SVP-Government Affairs & Head-Investor Relations, Tim Hortons, Inc.	Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.

Alex Behring da Costa Chairman, Burger King Worldwide, Inc.	Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.

OTHER PARTICIPANTS

Joseph T. Buckley Analyst, Bank of America Merrill Lynch	John W. Ivankoe Analyst, J.P. Morgan Securities LLC

Perry E. Caicco Analyst, CIBC World Markets, Inc.	R. J. Hottovy Analyst, Morningstar Research

Will E. Slabaugh Analyst, Stephens, Inc.	Peter Sklar Analyst, BMO Capital Markets (Canada)

Michael Van Aelst Analyst, TD Securities	Keith E. Howlett Analyst, Desjardins Securities, Inc.

Jim C. Durran Analyst, Barclays Capital Canada, Inc.	Edward Martinez Analyst, TD Securities

John S. Glass Analyst, Morgan Stanley & Co. LLC

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Rachel and I’ll be your conference operator today. At this time I’d like to welcome everyone to the Tim Hortons and Burger King Announcement Call. All lines have been placed on mute to prevent background noise. After the speakers’ remarks, there be a question-and-answer session. [Operator Instructions] Thank you.

I will now turn the call over to Mr. Bonikowsky. You may begin your conference.

Scott Bonikowsky

SVP-Government Affairs & Head-Investor Relations, Tim Hortons, Inc.

Good morning, everybody, and thank you, Rachel, and thanks of course for joining us for the call today we really appreciate it. This is truly an exciting moment for Tim Hortons and Burger King Worldwide, for our shareholders, our employees, our franchisees, the communities we serve and the loyal guests of both brands around the world.

Joining on our call today are Marc Caira, President and CEO of Tim Hortons, Inc.; Alex Behring, Executive Chairman of the Board of Burger King Worldwide; Daniel Schwartz, CEO of Burger King Worldwide; and Cynthia Devine, CFO of Tim Hortons. The team will be available to answer questions during the Q&A portion of today’s call after our prepared remarks.

Before we begin today, I would like to remind everyone that we will provide forward-looking information this morning. This information will include discussions about our planned initiatives and strategic plans, future performance results and outlook based on current expectations, assumptions and information. Forward-looking statements are based on a number of assumptions that contain risk and uncertainties and our actual results and activities could differ materially from these statements. Please refer to slide 1 of today’s supporting presentation and also refer to the risk and assumptions in our respective public disclosures. A live broadcast of this call may be accessed through each companies respective investor relations website and a recording will be available for replay.

Before we get into today’s presentation, let’s take a brief look at these two iconic brands. And I’m going to refer you to slide three. Tim Hortons is the undisputed QSR leader in Canada and has a growing, thriving presence in the U.S.

Our brand has been built on a foundation of serving guests always fresh, quality products at reasonable prices for the last 50 years. With that backdrop, we have secured 42% market share of quick-service restaurant traffic in Canada. We have more than 4,500 restaurants in Canada, the U.S. and abroad, and approximately $6.5 billion in system-wide sales and more than 100,000 team members.

Burger King, Home of the Whopper, is an iconic 60 year-old brand universally known for its great-tasting, flame-grilled hamburgers. It is the number two fast food hamburger chain globally, with nearly 14,000 restaurants in almost 100 countries. Burger King has over $16 billion in annual system sales and nearly 350,000 team members around the globe.

I’m going to refer to the agenda for today’s call. Alex will begin with a discussion about the transaction followed by a brief background on each company presented by Marc and Daniel respectively. Alex will then talk about how this transaction will create a global QSR leader with significant potential for future growth and value creation. We will wrap up with a discussion of financing highlights and next steps before opening up the call for Q&A.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

And with that, I’ll turn the call over to Alex.

Alex Behring da Costa

Chairman, Burger King Worldwide, Inc.

Thank you, Scott. And I refer you to slide number five. Good morning, everyone. I am excited to be here in Oakville today to celebrate this monumental occasion. This morning, we announced that Tim Hortons and Burger King Worldwide have entered into a definitive agreement under which we will bring together two iconic brands under one platform to create a global powerhouse in the quick service restaurant sector.

Under the terms of the transaction, which have been approved by the board of directors of both companies, shareholders of Tim Hortons will receive C$89.32 per share in the form of C$65.50 per share in cash and 0.8025 shares in the new company for each share of Tim Hortons’ stock held. This consideration represents a 39% premium to the 30-day volume of weighted average share price on August 22 and a 30% premium to the August 22 closing share price.

We believe this delivers significant upfront value for Tim Hortons’ shareholders while providing the opportunity to participate in the long-term value creation potential of the new company.

Following the transaction, 3G Capital will own 51% of the common shares of the new company, other Burger King shareholders will own 27% of the common shares and Tim Hortons’ shareholders will own 22% of the common shares. The transaction will be funded by fully committed debt financing in a $3 billion preferred equity investment from Berkshire Hathaway. We expect the transaction to close in late 2014 or early 2015 subject to regulatory and shareholder approvals.

By bringing these two iconic brands under a single, powerful platform, we will be able to create more value than either company could deliver on its own. We plan to take the beloved Tim Hortons brand that has such a rich heritage here in Canada to the rest of the world following a proven international growth model that we pioneered at Burger King.

We will also be able to leverage best practices, shared services and increased scale across both brands to create a more efficient organization. The new company will be one of the fastest growing, most profitable, QSRs in the world. As it relates to structure, it’s important to understand that the brands will continue to be managed independently. We will maintain the respective brand headquarters in Oakville, Ontario and Miami, Florida. The global headquarters for the new company will be established in Canada as Canada is the new company’s largest market and therefore, the natural home for its headquarters.

Importantly, while I know there has been a great deal of discussion in the media about the motivations for the transaction, I want to point out that this is a strategic transaction that is creating a new global leader in the QSR sector and is not being driven by tax rates. Burger King’s effective tax rate is currently in the mid to high -20%s, which is largely consistent with Canadian tax rates. Even as a global company with the highest concentration of our assets and revenue in Canada, we’ll continue to pay federal, state and local taxes in the United States.

The new company will be listed on both the Toronto Stock Exchange and the New York Stock Exchange, which will give investors in both countries and around the world the opportunity to invest in this new QSR leader.

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Finally, we recognize that the key to the success of both brands over the past decades is world-class franchisees committed to delivering great tasting products in an unparalleled guest experience. As such, just as we plan to keep brand management independent, franchisee relationships will continue to be managed independently.

I direct you to slide six where we further highlight a revision for the new company. Combining our two businesses, we’ll create the world’s third-largest global quick service restaurant company with over $23 billion in system sales, over 18,000 restaurants in almost 100 countries and two iconic brands. The new company will have significant growth opportunities with an extensive international footprint, a strong platform for growth and the ability to share talent and best practices. At the same time, we will preserve the rich heritages of both brands and maintain both companies’ commitments to their franchisees and their communities.

I would now like to turn things over to Marc to tell you a bit more about Tim Hortons.

Marc Caira

President, Chief Executive Officer & Director, Tim Hortons, Inc.

Thank you very much, Alex. As most of you know, Tim Hortons is Canada’s leading quick service restaurant by a wide margin and an iconic, much beloved Canadian brand. Since opening our first restaurant in Hamilton, Ontario in 1964, Tim Hortons has become one of the most widely recognized and trusted consumer brands in Canada with day part and category leadership in most areas in which we compete. We have 42% share of the Canadian quick service restaurant traffic and 28% share of the quick service restaurant dollars. And more importantly, an unprecedented 75% share of coffee and caffeinated beverages sold in QSR.

We have also created one of the QSRs fastest-growing chains in the U.S. market with particular strength in the Northeast and Midwest. Franchisees are at the heart of our business and the communities in which we operate, which has helped generate immense guest loyalty over the years.

We have generated an unprecedented 23 consecutive years of same-store sales growth in Canada and 24 years in the U.S., which reflects the passion and dedication of our loyal guests, franchisees, and employees.

Six months ago, we presented our strategic plan for Tim Hortons to win in the new era. The highlights of this plan are laid out again on page 9. The strategy has three components. First of all, defending and growing our leading position in Canada through day part expansion, menu innovation and by leveraging technology; secondly, building a scalable, profitable business in the U.S.; and thirdly, building a success in the GCC through new international opportunities.

Tim Hortons has a track record of consistent growth, not only in our core Canadian markets, but also in the U.S., in the GCC and we are very excited about the prospects of taking our brand through various regions of the world. And that’s why we are so excited about this transaction. It will enable us to capitalize on our potential for international growth by leveraging Burger King’s worldwide network of partners, capabilities and expertise in global development.

Before I turn it back to Daniel, I want to remind everyone that the Tim Hortons brand was built upon more than just great-tasting coffee and baked goods. It was built over 50 years through the active involvement with the local Canadian communities, strong relationships, and with our franchisees, and unprecedented loyalty from our guests.

This transaction will not only allow us to preserve our rich Canadian heritage but it will allow us to bring even more meaningful benefits to Canada in the long run.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

With that, I will turn it to Daniel.

Daniel S. Schwartz

Chief Executive Officer, Burger King Worldwide, Inc.

Thank you, Marc. While most of you on the call are familiar with the Burger King brand, I’d like to revisit the story over the last few years at Burger King and discuss a bit our plan for the future.

On slide 15 you can see the overview of the business and slide 16 reviews our strategy. Over the past four years we’ve transformed Burger King into one of the fastest-growing and most profitable quick-service restaurant businesses in the world.

Following the completion of our global refranchising initiative in 2013, we became a fully franchised business, just like Tim Hortons. The strategy allowed us to refocus our efforts in supporting and growing the Burger King brand around the world.

We successfully accelerated unit development particularly in international markets where we pioneered the master franchise joint venture model. We took net restaurant growth from 160 net new units in 2010 to 670 net new units in 2013, making us one of the fastest-growing quick-service restaurant companies in the world.

As Scott mentioned earlier today, we are the number two fast food hamburger chain in the world. We operate approximately 14,000 restaurants in nearly 100 countries with over $16 billion in annual system sales. In our North America market, we continue to make significant progress on our Four-Pillar strategy, where we are focused on menu, marketing communications, image and operations.

Our consistent execution on this strategy has led to positive sales performance over the past few quarters and successful operational initiatives have helped increase our guest satisfaction.

We’ve also significantly accelerated the pace of remodels and we expect to have 40% of our North American restaurants in the modern image by the end of next year, up from only 11% in 2011. The combination of all these efforts has enabled us to more than double our EBITDA, to leverage significantly and generate substantial value for all of our stakeholders in just the past four years.

On page 17, you can see the broad global reach of the Burger King brand and the progress we’ve made growing our restaurants in these parts of the world. In fact, almost 50% of our restaurants are located outside of the U.S. today, reflecting the truly global nature of our brand.

Now I’ll turn it back over to Alex to discuss the vision for the new company.

Alex Behring da Costa

Chairman, Burger King Worldwide, Inc.

Thanks, Daniel. On slide 18, we detail our vision for the new company. While both brands have had significant success on their own, we believe this transaction is the natural next step in the evolution of the Tim Hortons and Burger King brand. It represents a transformational opportunity to bring two iconic brands together on a common platform for global growth while preserving the rich heritages of both brands.

The new company will be the world’s third-largest global QSR in terms of sales with over $23 billion in system sales across nearly 100 countries and over 18,000 restaurants. The two companies have similar franchise business

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

models with complementary day-part and product offerings. The new company will also have a sizable real estate portfolio with over 5,500 owned and leased properties across Canada and the United States. And an efficient supply chain and distribution business that delivers products to franchisees at highly-competitive prices.

Turning to slide 20, as we have already mentioned, one of the key value drivers of this transaction is the potential to significantly accelerate Tim Hortons’ untapped international growth potential, like we did at Burger King. By leveraging our master franchise joint venture model, our network of global partners, and the vast experience of our global development team members, we see no reason why we can’t bring the double-double to the rest of the world.

On slide 21, we discuss the structure of the new company. The new global company will be headquartered in Canada, the combined company’s largest market and natural location for its headquarters. The new company will be listed on the Toronto and New York Stock Exchanges. And its new name, which will be announced before closing, will reflect the rich heritages of both companies.

Both Burger King and Tim Hortons will continue to be managed as independent brands with franchisee relationships managed separately and they will maintain their respective brand headquarters in Miami, Florida and Oakville, Ontario. At the same time, the brands will benefit from access to shared services, greater aggregate global purchasing power, active exchange of best practices between brands, and a common culture focused on ownership and accountability.

On slide 22, we detail our continued commitment to our communities and causes, which is one important element of both companies’ cultures. Burger King was founded in Miami 60 years ago and since its early beginning has been an active contributor to its local communities with a particular emphasis on education and emergency relief. Burger King headquarters will remain in Miami and continue to support its causes and community.

Similarly, Tim Hortons and its franchisees play a prominent role in local communities. Since its founding in 1974, the Tim Hortons Children’s Foundation has helped make a difference in the lives of children from economically disadvantaged backgrounds. More than 300,000 children participated in our Timbits Minor Sports Program and programs like these have become a fundamental part of the Tim Hortons brand and we will continue to honor this commitment going forward.

On slide 23, we comment on our commitment to Canada. As most of you on this call know, Tim Hortons is an iconic Canadian brand and its importance to Canada’s community, economy and coffee lovers cannot be overstated. Burger King and 3G appreciate this and as such the transaction is structured to preserve this relationship and to bring significant benefit to Canada. As part of this transaction, several commitments have been made to Canada of which there are four areas I would like to highlight. Number one, governance; number two, headquarters and employment; number three, investment and growth; and number four, community.

Starting on governance, three of the 11 directors of the new company will be Canadians nominated by Tim Hortons. Further, there will be no change to Tim Hortons’ franchisee advisory board and we have no plans to change franchisee brands and royalties.

The new publicly listed company will have its global headquarters in Canada, Tim Hortons’ home and the largest market of the combined company. Again, it will be listed on both the TSX and the New York Stock Exchange, and Tim Hortons’ headquarters will remain in Oakville, Ontario.

Furthermore, there will be no changes to restaurant level employment. As discussed in detail earlier, a key value driver in the transaction is the significant international growth potential for the Tim Hortons brand. With 3G and Burger King’s expertise in global networks, we will be able to accelerate international growth and expand the Tim Hortons global footprint.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Moving to slide 24, this page re-emphasizes how the creation of this new global quick service restaurant leader will generate substantial value for shareholders today and well into the future. First, the offer represents nearly 40% premium to Tim Hortons’ 30-day volume-weighted average share price as of last Friday. And it also represents a substantial premium to the all-time high share price.

Second, over the long-term, the transaction also provides the opportunity for both companies’ shareholders to participate in the new companies’ value creation potential. This new company will be one of the fastest-growing, most profitable companies in the QSR industry.

Additionally, there are significant opportunities to achieve meaningful synergies through the transaction. We expect to see revenue synergies through accelerate the international growth of Tim Hortons as already discussed and with a common corporate platform, the new company will also be able to realize purchasing savings and improve franchisee profitability by leveraging its global scale.

Common ownership will also provide opportunities to share best practices and enhance shared services to drive efficiencies across both organizations.

I direct you to slide 25 where we comment on 3G Capital, which has been a key partner in the creation of this global QSR leader and apparently is and will continue to be a majority shareholder at Burger King before and in the new company from closing onwards.

We and our partners at 3G have been involved in a variety of prominent consumer companies that are household names, Burger King, Heinz and AB InBev. In all of those cases, we have taken the long-term approach to investing and are committed to building a strong, iconic consumer brands that are here to stay.

We have worked closely with the team at Burger King over the past four years to transform the business and successfully enhance its profitability, accelerate its international growth and revitalize the U.S. business.

The brand has come a long way in a short amount of time and we believe that this transaction can take both the Burger King and Tim Hortons brands to the next level. We look forward to bringing our expertise and network to Tim Hortons and see great untapped potential for the new business.

Slide 27 comments on the sources and uses of cash and the deal. On page 26, you will see that the transaction will be funded by $9 billion of fully committed debt, a $3 billion preferred equity investment from Berkshire Hathaway and rollover equity from Tim Hortons’ shareholders. 3G Capital will roll over 100% of its Burger King equity into the deal and it will retain control of the new company with 51% common stock ownership. Remaining Burger King shareholders will own 27% of the new public company while Tim Hortons’ shareholders will own 22% of the new company’s common equity.

The new company will have around 5 turns of net leverage at setup, which is relatively in line with fully franchised peers and it will generate substantial free cash flow that will allow for a steady deleveraging overtime.

With that, I will turn it back over to Scott.

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Scott Bonikowsky

SVP-Government Affairs & Head-Investor Relations, Tim Hortons, Inc.

Okay. Thank you, Alex. And before I move to the Q&A, I’d like to address the timetable for regulatory approval and deal close. As you saw on the press release we issued this morning, the transaction will be subject to approval by Tim Hortons’ shareholders as well as certain antitrust and regulatory approval both in Canada and the U.S. since 3G Capital owns approximately 70% of Burger King shares and have committed to voting in favor of the transaction, no Burger King’s shareholder vote is required. The transaction is also subject to receipt of certain antitrust and regulatory approvals in Canada and the U.S. This will include Investment Canada Act approval supported by the significant commitments that have been met to provide a net benefit to Canada as described earlier in the release as part of the transaction and as part of our call.

As noted earlier, we expect this transaction to close in late 2014 or early 2015. So with that, operator, we will turn it over to you for the Q&A session.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Your first question is from the line of Joseph Buckley with Bank of America Merrill Lynch. Your line is open.

Joseph T. Buckley	Q
Analyst, Bank of America Merrill Lynch

Mentioned scale opportunities between the two brands a couple times and I think the ability to take Tim Hortons’ international through using Burger King’s system and expertise is kind of an obvious example, but are there other specific examples you can offer? How much overlap is there in terms of the type of food products that go into the stores and what other scale advantages would you anticipate?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Hi, Joe. It’s Daniel. We are planning on managing the two brands independently of one another. Tim Hortons has an extremely strong and successful, long-term track record. There’s no plan to mix the products or do co-branding or anything like that. I think the real driver here is the growth. And as you said the ability to bring such a strong and beloved brand internationally and take it globally using our strong network of development partners and all the progress that we’ve made over the past four years accelerating the pace of Burger King.

Now, as you know, just a few years ago we were growing restaurants around 150 per year. And just last year, that number was 670 with a strong pipeline to even further accelerate that. So what gets us really excited is the idea of accomplishing something over the long-term, similar to that with Tim Hortons. Thanks, Joe.

Marc Caira	A
President, Chief Executive Officer & Director, Tim Hortons, Inc.

Just to add to that, Joe, I think also if you refer back to the strategic plan that we presented, this very clearly aligns with those objectives and priorities that we established. And we clearly said that things like the U.S. for us was a must win battle. We clearly said that the international markets for us was untapped potential and certainly this new relationship will allow us to move much quicker as a combined organization than we thought that we could move ourselves.

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Joseph T. Buckley	Q
Analyst, Bank of America Merrill Lynch

Thanks. Can I ask one more, I know you’re emphasizing the operational benefits and the press is all over the tax inversion aspect of the deal? Could you comment on what you think the tax rate of the affective company might look like versus the individual tax rates today and fill that out a little bit or put it to rest one way or the other?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Hi, Joe. Sure. It’s Daniel. As you know, our tax rate today at Burger King is kind of in the mid to high -20%s and Canadian tax rate is in the mid to high -20%s and we don’t expect our tax rate to change materially. As I said, this transaction is not really about tax. It’s about growth.

Joseph T. Buckley	Q
Analyst, Bank of America Merrill Lynch

Okay. Thank you.

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Thanks.

Operator: Your next question is from the line of Perry Caicco with CIBC World Markets. Your line is open.

Perry E. Caicco	Q
Analyst, CIBC World Markets, Inc.

Good morning, Marc.

Marc Caira	A
President, Chief Executive Officer & Director, Tim Hortons, Inc.

Good morning.

Perry E. Caicco	Q
Analyst, CIBC World Markets, Inc.

I was just wondering if you could help us a little bit with the synergies between the two companies. I mean, you’ve mentioned a number of items, but any way to quantify the amount of synergies between the two companies and give us some possible timing as to how those could be realized over the first year or two?

Marc Caira	A
President, Chief Executive Officer & Director, Tim Hortons, Inc.

Sure. Once again, I think, Perry, this transaction is not about synergies. This transaction is about growth. This transaction is about profitable growth, very, very quickly. Where synergies come into play, we will see in the future but this is not the priority here, the priority is how quickly we can get into these new markets, how quickly we can win in the U.S. which we’ve clearly identified as a must-win battle, so that’s where really the focus is going to be and nothing else at this point in time.

10
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Perry E. Caicco Analyst, CIBC World Markets, Inc.	Q

And what does Burger King bring you in the U.S., Marc?

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

Well, I think what Burger King brings us in the U.S., I think for over the last number of months we’re starting to do some really good things in the U.S. as you saw by our results in the second quarter. But Burger King has a much more extensive infrastructure in the U.S. so we’ll be able to leverage. I’ve always talked about having the right types of partners, the right types of contact the right types of infrastructure and they are much well-positioned at this point in the U.S. because they’ve been there quite a bit longer than us and we’re going to leverage that very selfishly to get what we want done in this must win battle.

Perry E. Caicco Analyst, CIBC World Markets, Inc.	Q

Okay. That’s good. Thank you.

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

Thank you, Perry.

Operator: Your next question is from the line of Will Slabaugh with Stephens. Your line is open.

Will E. Slabaugh Analyst, Stephens, Inc.	Q

Do you have any immediate feedback from franchisees on either side? I wondered if you could share that. And then secondly, I know Tim Hortons does have a decent amount of real estate, I didn’t know if that was addressed at all in the negotiation?

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

The franchisee piece, I mean, we’ve been in contact with the franchisees, again they understand the purpose of this deal. They understand how important they are to our business, how important they are as partners to Tim Hortons. They’ve been tremendous partners and supporters of us for the last 50 years. That doesn’t change. Nothing there changes. And in fact, we will try and bring even more value to our franchisees over time. On the real estate piece, I think I’ll let Cynthia touch on that.

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

In terms of the Tim Hortons real estate, we’ve always had obviously an active interest in controlling the underlying real estate. The Burger King organization also has a number of properties in the United States and so combined, there’s quite a portfolio of real estate but it’s early days in thinking about things like that.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Just to add – it’s Daniel – to Marc, our franchisees have shared similar feedback and the phone is already ringing this morning about taking Tim’s around the world.

Will E. Slabaugh Analyst, Stephens, Inc.	Q

Thank you.

Operator: Your next question is from the line of Michael Van Aelst with TD Securities. Your line is open.

Michael Van Aelst Analyst, TD Securities	Q

Hi. Thank you. It looks like your leverage is going to be over 7 times. Can you talk about your comfort level and how soon you’re expecting to bring that down?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Yeah, it’s Daniel. The leverage through the bank and bond debt will be around five times which is consistent with our fully-franchised peers. Through the preferred, which isn’t exactly leveraged it’ll be closer to 7 times and we feel that we have a very balanced capital structure given the highly cash flow generative nature and similarity of the two businesses. We’re quite comfortable with where we are.

Michael Van Aelst Analyst, TD Securities	Q

Okay. And just on the distribution side, I don’t believe that Burger King does much on the distribution side. What are the plans for Tim Hortons and their distribution operations?

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

Correct. Yes, that is correct. Burger King doesn’t have much on the distribution side as we talked about during our strategic plan. We are continuing to look at ways to drive efficiencies through our supply chain business and from that standpoint, at this point in time, we believe it’s business as usual and drive efficiencies system-wide for our restaurants through that.

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

Again the key point here is as you read in the press release, these are two standalone businesses that will continue to conduct business in the same manner they’ve conducted business in the past. What we’re looking for is speed and sense of urgency in growth in both our must-win battle in the U.S. and international markets. Everything else will continue to run the way it’s run in the past.

Michael Van Aelst Analyst, TD Securities	Q

So, we shouldn’t expect any change in the way you feel about your distribution business or the capital commitments, CapEx commitments that you have to your franchisees?

12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Cynthia Jane Devine	A
Chief Financial Officer, Tim Hortons, Inc.

Just as it relates to the distribution point, again, as we talked about during our strategic plan review earlier this year, we’re going to continue to look at the distribution system and figure out the most efficient way for the Tim Hortons side of the business to get to what we call three channel distribution or everything on one truck across the system for our restaurant owners. So that’s part of our strategic plan. As I said, we’re going to continue to look at initiatives like that because they drive quite frankly system-wide benefit. The second part of the question?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

I think the second part was around contribution of capital to franchisees and we’re going to continue to do that in Canada as Tim Hortons has been doing in the past and as Burger King does in its business in the U.S. where it has real estate as well.

Marc Caira	A
President, Chief Executive Officer & Director, Tim Hortons, Inc.

I think and our guiding principle there will be the strategic plans that was developed, presented and accepted.

Michael Van Aelst	Q
Analyst, TD Securities

Thank you.

Operator: Your next question is from the line of Jim Durran with Barclays. Your line is open.

Jim C. Durran	Q
Analyst, Barclays Capital Canada, Inc.

Follow-on on the CapEx question, Cynthia we’ve had a lot of questions from shareholders obviously over the last few days about the difference in how much Tim spends on CapEx versus Burger King. Can you just help everybody on the call understand what it is you’ve spent money on that would cause people to understand why your CapEx is so much higher than Burger King?

Cynthia Jane Devine	A
Chief Financial Officer, Tim Hortons, Inc.

Typically, as you know our business in terms of the investment in real estate, we’ve had historically a fairly significant investment in real estate as well as we just talked about as it relates to our distribution and manufacturing operations. We’ve also had capital associated with that. And as the first question, new contributions to restaurant owner renovations have also been another portion of our capital. But as we outlined over the life of our strategic plan, we have some early years where the CapEx as we get through the renovation cycle is higher but as we pointed out, we expected that to tail off in the back half of the [ph] strat (37:49) plan as we get through that major cycle of renovations and the CapEx to come down fairly significantly.

Jim C. Durran	Q
Analyst, Barclays Capital Canada, Inc.

And how would you feel about the distribution network, is that sufficiently modernized or does that still need capital investment?

13
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

Our distribution network, there are some facilities that are newer than others but again those who aren’t familiar with the Tim Hortons’ story, we did as I mentioned at the time of our strategic plan we talked about the need to – from a system-wide perspective to get the three-channel distribution for our restaurant owners. It’s very – one of the most disruptive things at restaurant level is deliveries coming into the back door. We need to ultimately get to one system of everything on one truck and we said we would look for ways of doing that in the most efficient and effective manner and that is what we outlined earlier in the year as it relates to that component of our business.

Jim C. Durran Analyst, Barclays Capital Canada, Inc. Great. Thanks a lot.	Q

Operator: Your next question is from the line of John Glass with Morgan Stanley. Your line is open.

John S. Glass Analyst, Morgan Stanley & Co. LLC	Q

Thanks. First, I just wanted to clarify, is your commitment to the Canadian franchisees to not change the relationship. Is that consistent with you need to own that real estate or could you keep those relationships and still and not own that real estate? And the same thing with distribution, are you committed to owning that distribution or simply maintaining its service to the franchisees? I have one follow up.

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

As it relates to the real estate, as it relates from the Tim Hortons’ perspective, we from time to time we don’t necessarily control all the real estate under each of our restaurants. We will in certain circumstances, we don’t control the real estate and I’m sure as we look forward in the business that’s a similar approach that we’ll be taking and quite frankly the decision between owning and leasing are things that we’ll work through in the future. As it relates to distribution, I’m not sure what other new question there is on that. I think at this point in time, kind of business as usual.

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

And I think that’s the key point here, it’s business as usual. Two strong brands, operated independently, focused on growth, with a high sense of urgency in developing markets and the must win battle of the U.S.

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

John, just to add, it’s Daniel, the idea of owning and leasing real estate to franchisees is nothing new to us. As you know, at Burger King we have over 2,000 properties in the U.S. where we do this already. So this is a business model that we operate currently.

John S. Glass Analyst, Morgan Stanley & Co. LLC	Q

There’s an important difference which is Tim spends [ph] multiple year (40:26) CapEx with a smaller base of units. So there is a capital intensity question that comes up and that was what I was trying to get at. But if it’s too

14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

early to answer that, that’s fine. When you look at the combined businesses, is this accretive by 2015 if you take the two companies separately, add them together, subtract any financing, or do you think it’s dilutive early on and accretive once you get synergies?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

John, it’s Daniel again. We think this is very accretive, meaningfully accretive in the medium to long-term and as you know that’s how we think about our business given our long-term approach to owning and running businesses, this is quite accretive in the long-term and adds a lot of incremental value for all of our stakeholders.

Marc Caira	A
President, Chief Executive Officer & Director, Tim Hortons, Inc.

But again, I keep hearing this word synergy, we shouldn’t focus on synergies so much, we should be focused on growth and profitable growth in the markets where, particularly for Tim Hortons, where we want to grow.

John S. Glass	Q
Analyst, Morgan Stanley & Co. LLC

Thank you.

Operator: Your next question is from the line of John Ivankoe with JPMorgan. Your line is open.

John W. Ivankoe	Q
Analyst, J.P. Morgan Securities LLC

Hi. Thank you, a follow up and then a question, if I may. As it relates to your real estate ownership or where you lease land and sublease it to the franchisee, did you fully consider something like a propco structure for those assets, is that an opportunity that you have in the future or should we take the current debts out of the capital structure as relatively permanent for now?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

John, hey. It’s Daniel. No, we never considered that on the Burger King side as we were at that in the past and we don’t think that makes sense. I’ll let Cynthia answer that.

Cynthia Jane Devine	A
Chief Financial Officer, Tim Hortons, Inc.

Yeah, we did look at it as we talked about extensively in 2013 in terms of a REIT structure and again, because of the percentage of underlying assets that we actually own is quite small. We control the head lease in a number of them. We looked at it and the net benefit was not significant.

John W. Ivankoe	Q
Analyst, J.P. Morgan Securities LLC

Understood, thank you. And next for some of your larger international markets, and a little bit off the top of my head, Russia, Brazil, China which was in your presentation but also markets like a Turkey, a U.K., a Germany, Daniel I think you said your phone is already begun to ring. But presumably markets where you already have the biggest number of Burger Kings and those stores are the most profitable would be the biggest opportunity for Tim Hortons to enter into those markets. So could you – how ready are these franchisees to begin to grow the Tim

15
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Hortons’ brand? I mean, is it an 18-month process, a 36-month process? And how big do you think some of the numbers could be in some of your established Burger King markets?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

John, I think it’s too early but you know our approach to doing business, it is a 20-year process for us. So we’re here for the long run, the opportunities are immense and we get really excited when we look all around the world, the opportunity for taking such a strong and great brand to so many countries with such great partners. So we’re really excited.

John W. Ivankoe Analyst, J.P. Morgan Securities LLC	Q

Thank you.

Operator: Our next question is from the line of R. J. Hottovy with Morningstar. Your line is open.

R. J. Hottovy Analyst, Morningstar Research	Q

Excellent. Thanks for taking the question. Respect that the brands are going to be operated independently, but did have a question about some potential cross-branding opportunities. Specifically do you see an opportunity to accelerate the Tim Hortons’ global brand awareness potentially rebranding Burger King specialty coffee with a Tim Hortons’ [indiscernible] (43:55)? And then secondarily, do you see an opportunity to sell Tim Hortons’ single-serve coffee at a Burger King location? Realize it might be early on the discussions on that, but just curious your long-term thoughts.

Marc Caira President, Chief Executive Officer & Director, Tim Hortons, Inc.	A

It’s a simple answer. The answer is absolutely not.

R. J. Hottovy Analyst, Morningstar Research	Q

And then I guess a quick second question on that regarding the transaction with respect to capital allocation, I suspect that right now debt pay down is probably going to be the top priority, but any discussions about future dividend payout ratios or any thoughts you may have on that end?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Hi. It’s Daniel. At Burger King we’ve always implemented a very balanced capital allocation strategy and we’ve returned capital to shareholders over the past few years and we would expect to continue doing that in a meaningful way.

Operator: Our next question is from the line of Peter Sklar with BMO Capital Markets. Your line is open.

16
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Peter Sklar Analyst, BMO Capital Markets (Canada)	Q

Good morning. Can you talk about the financing rates you anticipate on the debt package and indicate where your targets are in terms of where you expect to fall out in terms of ratings on the debt and the press?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Hi. It’s Daniel. So with respect to ratings, I think it’s premature and on the financing we’ll be out in the markets in the coming weeks with respect to the financing and we would expect the term loan to be right in the range of where the market is today and LIBOR plus the 300 and the bonds maybe a little bit right around that range and a little bit higher and the preferred will accrue a 9% coupon. Or pay or accrue a 9% coupon.

Peter Sklar	Q
Analyst, BMO Capital Markets (Canada)

Okay and will the Tim Hortons debt be refinanced or does the Tim Hortons debt stay in place?

Cynthia Jane Devine	A
Chief Financial Officer, Tim Hortons, Inc.

Each of those tranches of our debt had change of control provisions, and so we’ll be working through that in the coming months.

Peter Sklar	Q
Analyst, BMO Capital Markets (Canada)

Okay. Thank you.

Operator: Your next question is from the line of Keith Howlett with Desjardins Securities. Your line is open.

Keith E. Howlett	Q
Analyst, Desjardins Securities, Inc.

Hi. Yes, I wonder if Burger King could speak to their master development process in countries outside North America just in terms of whether it’s a countrywide or varies by country and why it’s been so successful over the last two or three years?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Hi. It’s Daniel. Yeah, I can speak to that. So, we’ve implemented over the past few years what we can call a master franchise joint venture model which we like to think of it as kind of a conservative approach to aggressive growth, where we – and it’s on a full-country basis, where we partner and align ourselves with strong local operators and wear the hats of both the franchisor and the shareholder. So we partner with strong local operators and local financial partners who bring both financial and operational expertise to the table. And we, as part of this development process, we have a minority stake in the business. We have board seats and governance rights and we work very closely with our partners to roll-out the Burger King brand in the country and there are several examples in the materials we put in place today.

And we also get to have the role of franchisor where we collect our royalties and franchise fees. And we found this model to work quite successfully in countries like Russia, Brazil, China and more recently we entered France with this model, as well. And the amount of capital around the world that is being put into the Burger King brand is increasing to really all-time highs. And the brand is growing today at a much faster pace than it ever grew before. As I said earlier, just a few years ago we were only growing a couple hundred restaurants a year.

17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Last year we grew just under 700 restaurants and in all these countries I’m mentioning, the brand is really flourishing, the guests are really enjoying going to Burger King and our partners have been quite successful. And at the end of the day, we have a model that works for the guests and it works for the franchisees. It will always work for the corporation because those are our two most important constituents. And I think that that’s really something that Tim Hortons knows very well and has implemented here and in Canada for quite some time. So I’m confident that this model is going to work really well with the Tim Hortons brand around the world.

Keith E. Howlett Analyst, Desjardins Securities, Inc.	Q

Thank you and could you speak to dividends pre-closing?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

I think both companies will maintain their current policies and it’s going to be business as usual until the closing.

Keith E. Howlett Analyst, Desjardins Securities, Inc.	Q

Thank you.

Operator: Your next question is from the line of Ed Martinez with TD Securities. Your line is open.

Edward Martinez	Q
Analyst, TD Securities

Hi. Thanks for taking the question. It’s been addressed already here earlier on, but the uses of the funds when you’ve got $1 billion of Tim Hortons’ net debt outlined. Cynthia you mentioned the change of control provision, I take it that’s the amount you expect to be put back to the company through that provision, out of $1.2 billion of debt?

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

It’s early days in this, but that would be the expectation.

Edward Martinez	Q
Analyst, TD Securities

Okay. So essentially I mean going back to the ratings point that was raised earlier, I believe the change of control includes a ratings trigger to the company being downgraded below, or the bonds below investment grade. So I guess we can take from that, that that’s kind of the assumption here that we go somewhere below BBB then on these notes?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

The bonds all have change of control provisions as well. So regardless of the ratings agencies…

18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

Yes, on some of them it’s double triggered.

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Yes.

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

And the expectation would likely be that it will go below investment grade.

Edward Martinez Analyst, TD Securities	Q

Yeah, okay. Okay, that’s great. And finally, sorry it’s been addressed a couple times, but the leverage you calculated around 5 times that’s obviously unadjusted as per rating agency methodology. And that stayed at a level you’d be comfortable running at, but you do allude a few times to the free cash flow profile of Newco allowing for steady deleveraging. Is there a longer term target in mind over the next few years once you’ve got your growth strategy nice and lined up? Is there a number that you’d be more comfortable with or is 5 times kind of pretty standard and you’re happy staying around that?

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Hi. It’s Daniel. We’re very comfortable with the 5 times leverage level but we don’t have a long – we haven’t defined a long-term leverage target just yet.

Edward Martinez Analyst, TD Securities	Q

Okay. All right. That’s great. Thanks very much.

Daniel S. Schwartz Chief Executive Officer, Burger King Worldwide, Inc.	A

Thank you.

Operator: Your next question is from the line of Michael Van Aelst with TD Securities. Your line is open.

Michael Van Aelst Analyst, TD Securities	Q

Yes. Thank you. Can you just touch on just a clarification on the tax rates. Tim Hortons has a strange tax structure going with the cash flows going to the U.S. and coming back into Canada and boosting up the tax rate. Will this be sorted out through the Newco?

Cynthia Jane Devine Chief Financial Officer, Tim Hortons, Inc.	A

19
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Hi, Mike. Yeah, we think there may be an opportunity to look for ways to organize the company more efficiently but again going on the idea that Tim Hortons will continue to pay its fair share of tax in Canada and the Burger King as they commented will pay its taxes in the U.S. So we think there’s a way just to organize it in just a more efficient way of eliminating some of the complexity that we inherited through the association with Wendy’s in the past.

Michael Van Aelst	Q
Analyst, TD Securities

Okay . Thank you for that, Cynthia. And as part of the agreement is the partnership structure with Burger King shareholders getting partnership units can you help me understand the reason for this?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Hi. It’s Daniel. I can take this one. The partnership units will basically be convertible kind of on a one-to-one basis into common shares of the new parent. And the holders and the partnership units they’re going to participate in the vote, the vote of the shareholders as the new parent company both on a pro rata basis. The economics will be similar on a pro rata basis and 3G is committed to elect to receive only these partnership units given its long-term approach to the ongoing business.

Michael Van Aelst	Q
Analyst, TD Securities

So I guess what I don’t understand is what’s the point of – what’s the need to have these versus standard shares?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Having the partnership units will defer taxes until – in ultimate sale and given 3G’s long-term commitment and approach to owning the business for the long-term, it’s going to commit just to have the partnership units.

Michael Van Aelst	Q
Analyst, TD Securities

Perfect. Thank you.

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Yeah.

Operator: Your next question is from the line of [ph] Michele Bourque (53:08) with National Bank Financial.
Your line is open.

Q

Hi. Thank you. Just for the Canadian bondholders, the three issues outstanding I know we’ve spoken about the change of control. But for investors to truly analyze the usefulness of selling at [ph] 101 (53:24) what would the alternative be if they were – if they stood outstanding? Do you expect to have upstream guarantees from Tim Hortons or any of the subs secured or unsecured relating to the new financing?

20
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Cynthia Jane Devine	A
Chief Financial Officer, Tim Hortons, Inc.

Related to the Tim Hortons existing financing, its early days in this and as I said we’ll work through the details of it but we recognize the provisions that are in there but we’ll along with the Burger King team work through some of the details on those things and again, it’s very early in the transaction.

Q

But does the new financing contemplate having any guarantees from Tim Hortons or its subs? You said you were coming out with that…

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Yeah, hi. It’s Daniel. Yeah, the new financing package that we’re going to have, will have all the typical guarantees and structures of any term loan, bond and ordinary course of financing would.

Q

Do you know which subsidiaries will be secured – would it be on a basis or an unsecured basis the guarantees of Tim Hortons or its subs?

Daniel S. Schwartz	A
Chief Executive Officer, Burger King Worldwide, Inc.

Yeah, it’s Daniel again. So we’ll come out with all that information in the coming weeks when we launch the debt process.

Q

Okay. Thank you.

Operator: There are no further questions at this time. Mr. Bonikowsky, I turn the call back over to you.

Scott Bonikowsky
SVP-Government Affairs & Head-Investor Relations, Tim Hortons, Inc.

Okay. Thanks, Rachel, and thank you to everybody for joining us on the call today. We look forward to keeping you informed on this exciting development and on our collected vision of creating a global powerhouse in the quick service restaurant sector. Thank you for joining us again today, and enjoy your day. Thank you.

Operator: This concludes today’s conference call. You may now disconnect.

21
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Burger King Worldwide, Inc. (BKW) Tim Hortons Inc and Burger King Worldwide Inc Merger Call	Corrected Transcript
26-Aug-2014

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2014 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

22
1-877-FACTSET www.callstreet.com	Copyright © 2001-2014 FactSet CallStreet, LLC

Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the Transactions will be completed in accordance with the terms and conditions of the Arrangement Agreement and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of Holdings and the Partnership will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the Transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that Transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is intended that filings will be made with the SEC in connection with the transaction, including a registration statement on Form S-4 that will include a joint information statement/circular and other relevant documents to be mailed by Tim Hortons and Burger King to their respective security holders in connection with the proposed transaction of Tim Hortons and Burger King. The joint information statement/circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Tim Hortons, Burger King, the new company, the partnership and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons’ internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tim Hortons’ directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.